Filed by Eaton Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed purusant to Rule 14a-6
under the Securities Exchange Act of 1934
Subject Company: Cooper Industries plc; Eaton Corporation
Filer's SEC File No.: 1-1396
Date: September 19, 2012

September 19, 2012

Dear Cooper Shareholder,

On May 21, 2012, Eaton Corporation (“Eaton”) and Cooper Industries plc (“Cooper”) announced that they had entered into a definitive agreement pursuant to which Eaton Corporation Limited (through the formation of a new holding company incorporated in Ireland that will be renamed Eaton Corporation plc) (“New Eaton”) will acquire Cooper and Eaton (the “Transaction”). On September 6, 2012, New Eaton filed with the SEC Amendment No. 4 to its registration statement on Form S-4 in connection with the Transaction, which was declared effective on September 7, 2012. The definitive joint proxy statement of Eaton and Cooper that also serves as the prospectus of New Eaton, and which forms a part of the Form S-4, was filed by each of Eaton, Cooper and New Eaton on September 14, 2012 (the “Joint Proxy Statement/Prospectus”). The Joint Proxy Statement/Prospectus is included along with this letter.

As Cooper is an Irish incorporated company, the Transaction is subject to the Irish Takeover Rules. In accordance with the Irish Takeover Rules, where Eaton or Cooper give earnings guidance (known as a profit forecast under the Irish Takeover Rules), that profit forecast must be repeated in the proxy statement sent to Cooper shareholders and certain attestations to that profit forecast must also be provided.

As both Eaton and Cooper have previously publicly disclosed profit forecasts for the financial year ending December 31, 2012, these profit forecasts have been repeated in the Joint Proxy Statement/Prospectus on pages 284 and 286 respectively, and also are repeated in this letter. Accordingly, included with this letter are reports from:

•

Eaton’s auditor, Ernst & Young LLP, confirming that the profit forecast has been properly compiled on the basis of the assumptions set out in the profit forecast and the basis of accounting used is consistent with the accounting policies of Eaton, and Eaton’s financial advisers, Morgan Stanley & Co. Limited and Citigroup Global Markets Limited, confirming that they consider that the Eaton profit forecast has been made with due care and consideration; and

•

Cooper’s auditor, Ernst & Young LLP, confirming that the profit forecast has been properly compiled on the basis of the assumptions made by the directors of Cooper and the basis of accounting used is consistent with the accounting policies of Cooper, and Cooper’s financial adviser, Goldman Sachs & Co., confirming that it considers that the Cooper profit forecast has been made with due care and consideration.

Very truly yours,

Alexander M. Cutler	Kirk S. Hachigian
Chairman and Chief Executive Officer	Chairman, President and Chief Executive Officer
Eaton Corporation	Cooper Industries plc

Unless otherwise defined in this communication, capitalized terms shall have the meaning given to them in the Joint Proxy Statement/Prospectus.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information has been and will be Filed with the SEC

New Eaton has filed with the SEC a registration statement on Form S-4, which includes the Joint Proxy Statement of Eaton and Cooper that also constitutes a Prospectus of New Eaton. Eaton and Cooper have mailed to their respective shareholders (and to Cooper Equity Award Holders for information only) the definitive Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT EATON, COOPER, NEW EATON, THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Eaton, Eaton and Cooper through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders may obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Eaton and New Eaton with the SEC by contacting Investor Relations at Eaton at Eaton Corporation, 1111 Superior Avenue, Cleveland, OH 44114 or by calling +1 (888) 328-6647, and may obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Cooper by contacting Cooper Investor Relations at c/o Cooper US, Inc., P.O. Box 4466, Houston, Texas 77210 or by calling (713) 209-8400.

Participants in the Solicitation

Cooper, Eaton and New Eaton and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of Cooper and Eaton in respect of the transaction contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Cooper and Eaton in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Joint Proxy Statement/Prospectus. Information regarding Cooper’s directors and executive officers is contained in Cooper’s Annual Report on Form 10-K for the year ended December 31, 2011 and its Proxy Statement on Schedule 14A, dated March 13, 2012, which are filed with the SEC. Information regarding Eaton’s directors and executive officers is contained in Eaton’s Annual Report on Form 10-K for the year ended December 31, 2011 and its Proxy Statement on Schedule 14A, dated March 16, 2012, which are filed with the SEC.

Statements Required by the Takeover Rules

The directors of Cooper accept responsibility for the information contained in this communication relating to Cooper, its Associates and the directors of Cooper and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Cooper (who have taken all reasonable care to ensure such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of Eaton accept responsibility for the information contained in this communication, other than that relating to Cooper, its Associates and the directors of Cooper and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Eaton (who have taken all reasonable care to ensure such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Under the provisions of Rule 8.3 Irish Takeover Rules, if any person is, or becomes, ‘interested’ (directly or indirectly) in, 1%, or more of any class of ‘relevant securities’ of Cooper or Eaton, all ‘dealings’ in any ‘relevant securities’ of Cooper or Eaton (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by not later than 3:30 pm (Dublin time) on the business day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective or on which the ‘offer period’ otherwise ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an ‘interest’ in ‘relevant securities’ of Cooper or Eaton, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Morgan Stanley and Citi are acting for Eaton and no one else in connection with the Transaction and will not be responsible to anyone other than Eaton for providing the protections afforded to clients of Morgan Stanley or Citi or for providing advice in relation to the Transaction, the contents of this communication or any transaction or arrangement referred to herein.

Goldman Sachs is acting exclusively for Cooper and no one else in connection with the Transaction and will not be responsible to anyone other than Cooper for providing the protections afforded to clients of Goldman Sachs or for providing advice in relation to the Transaction, the contents of this communication or any transaction or arrangement referred to herein.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (DIRECTLY OR INDIRECTLY) IN WHOLE OR IN PART, IN OR INTO ANY JURISDICTION WHERE THIS WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

The directors of Eaton confirm, as at the date of this document, that the Eaton Profit Forecast remains valid and each of Ernst & Young LLP, Morgan Stanley & Co. Limited and Citigroup Global Markets Limited have indicated that they have no objection to their reports on such forecast continuing to apply.

About Eaton

Eaton is a diversified power management company with more than 100 years of experience providing energy-efficient solutions that help our customers effectively manage electrical, hydraulic and mechanical power. With 2011 revenues of $16.0 billion, Eaton is a global technology leader in electrical components, systems and services for power quality, distribution and control; hydraulics components, systems and services for industrial and mobile equipment; aerospace fuel, hydraulics and pneumatic systems for commercial and military use; and truck and automotive drivetrain and powertrain systems for performance, fuel economy and safety. Eaton has approximately 73,000 employees and sells products to customers in more than 150 countries.

About Cooper

Cooper is a diversified global manufacturer of electrical components and tools, with 2011 revenues of $5.4 billion. Founded in 1833, Cooper’s sustained success is attributable to a constant focus on innovation and evolving business practices, while maintaining the highest ethical standards and meeting customer needs. Cooper has seven operating divisions with leading positions and world-class products and brands including Bussmann electrical and electronic fuses; Crouse-Hinds and CEAG explosion-proof electrical equipment; Halo and Metalux lighting fixtures; and Kyle and McGraw-Edison power systems products. With this broad range of products, Cooper is uniquely positioned for several long term growth trends including the global infrastructure build out, the need to improve the reliability and productivity of the electric grid, the demand for higher energy-efficient products and the need for improved electrical safety. In 2011, 62 percent of total sales were to customers in the industrial and utility end-markets and 40 percent of total sales were to customers outside the United States. Cooper has manufacturing facilities in 23 countries as of 2011.

Eaton Safe Harbor Statement

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 concerning Eaton, Eaton Corporation Limited (in the process of converting to a public limited company), the Transaction and other transactions contemplated by the Transaction Agreement, our acquisition financing, our long-term credit rating and our revenues and operating earnings. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Eaton or Eaton Corporation Limited (in the process of converting to a public limited company), based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside of our control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include adverse regulatory decisions; failure to satisfy other closing conditions with respect to the Transaction; the risks that the new businesses will not be integrated successfully or that we will not realize estimated cost savings and synergies; our ability to refinance the bridge loan on favorable terms and maintain our current long-term credit rating; unanticipated changes in the markets for our business segments; unanticipated downturns in business relationships with customers or their purchases from Eaton; competitive pressures on our sales and pricing; increases in the cost of material, energy and other production costs, or unexpected costs that cannot be recouped in product pricing; the introduction of competing technologies; unexpected technical or marketing difficulties; unexpected claims, charges, litigation or dispute resolutions; new laws and governmental regulations. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect our business described in our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the SEC. We do not assume any obligation to update these forward-looking statements.

Cooper Safe Harbor Statement

This communication may contain forward-looking statements concerning the Transaction, our long-term credit rating and our revenues and operating earnings. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Cooper, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. These statements should be used with caution. They are subject to various risks and uncertainties, many of which are outside of our control. Factors that could cause actual results to differ materially from those in the forward-looking statements include adverse regulatory decisions; failure to satisfy other closing conditions with respect to the Transaction; the risks that the new businesses will not be integrated successfully or that we will not realize estimated cost savings and synergies; unanticipated changes in the markets for our business segments; unanticipated downturns in business relationships with customers or their purchases from Cooper; competitive pressures on our sales and pricing; increases in the cost of material, energy and other production costs, or unexpected costs that cannot be recouped in product pricing; the introduction of competing technologies; unexpected technical or marketing difficulties; unexpected claims, charges, litigation or dispute resolutions; new laws and governmental regulations, including changes in tax laws, tax treaties or tax regulations. We do not assume any obligation to update these forward-looking statements.

Eaton Profit Forecast

Profit Forecast including Bases and Assumptions

1. General

Eaton Corporation (collectively with its subsidiaries, referred to herein as the “Group”) made the following public statement on July 23, 2012 within its second quarter earnings release:

“Absent any impact from the completion of the Cooper transaction, our guidance for operating earnings per share, which exclude charges to integrate our recent acquisitions, is between $4.20 and $4.50 and for net income per share is between $4.09 and $4.39.”

Operating earnings per share is defined as net income per share, adjusted to exclude acquisition integration charges, divided by weighted average diluted shares. Weighted average diluted shares is calculated by adding incremental shares from assumed conversions of stock options, net of assumed share repurchases, and restricted stock awards to the weighted average basic shares outstanding.

The statement above regarding operating earnings per share and net income per share for the year ending December 31, 2012 constitutes a profit forecast (“Eaton Profit Forecast”) for the purposes of Rule 28 of the Irish Takeover Rules (Irish Takeover Panel Act, 1997 Takeover Rules, 2007).

2. Basis of preparation

The Eaton Profit Forecast has been prepared on a basis consistent with the accounting policies adopted by Eaton which are in accordance with U.S. GAAP and those adopted in the preparation of the interim financial statements for the six months ended June 30, 2012, and those expected to be adopted in the financial statements for the year ending December 31, 2012.

The Eaton Profit Forecast was based on the interim unaudited accounts for the six months ended June 30, 2012 and a forecast for the six months ending December 31, 2012 and on the basis that the proposed acquisition of Cooper Industries plc does not complete before December 31, 2012 and excludes any costs related to the completion of the acquisition.

Eaton does not expect the Eaton Profit Forecast to be materially impacted by acquisitions or disposals of businesses not previously disclosed.

3. Assumptions

The Eaton Directors have approved the Eaton Profit Forecast on the basis of the following assumptions:

Specific assumptions adopted by the Eaton Directors

• End markets and hence sales earned by Eaton will grow over the levels achieved in 2011 overall by 3.5% for all of 2012. The assumed end market growth by segment follows:

	FY12 Forecast End Market Growth (Year-Over-Year growth %)
Segment Index	US Growth	Non-US Growth	Total
Electrical Americas Index	9%	5%	8%
Electrical Rest of World Index	N/A	(3)%	(3)%
Hydraulics Index	8%	(1)%	3%
Aerospace Index	1%	8%	4%
Truck Index	11%	(4)%	2%
Automotive Index	10%	1%	3%
Consolidated Market Index	8%	(1)%	3.5%

• Sales growth will exceed the end market growth forecast by 40% or $225 million during 2012.

• Total segment operating margins for 2012 will be between 14.5% and 15.0%, and incremental margin will be 29%.

• There will be no material share repurchases, or issuances, in determining weighted average number of diluted shares.

Factors outside the influence or control of the Eaton Directors

• There will be no changes beyond what has already been contemplated, in general trading conditions, economic conditions, competitive environment or levels of demand, in the countries in which Eaton operates or trades which would materially affect Eaton’s business.

• There will be no material cancellations in respect of orders currently placed with Eaton.

• There will be no business interruptions that materially affect Eaton, its major suppliers or major customers by reason of technological faults, natural disasters, industrial disruption, civil disturbance or government action.

• There will be no material changes in the price of raw materials, freight, energy, and labor costs.

• There will be no changes in exchange rates, interest rates, bases of taxes, legislative or regulatory requirements that would have a material impact on Eaton.

Report of Ernst & Young LLP on Eaton Profit Forecast

Ernst & Young LLP 8484 Westpark Drive McLean, VA 22102 Tel: +1 (703) 747-1000 www.ey.com

The Directors	23 July 2012
Eaton Corporation
Eaton Center
Cleveland, Ohio 44114-2584
USA

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London
E14 5LB

Morgan Stanley & Co. Limited
25 Cabot Square
London
E14 4QA

Dear Sirs

We refer to the profit forecast comprising the statements made by Eaton Corporation (the “Company”) in respect of the operating earnings per share and net income per share, for the year ending December 31, 2012 (the “Profit Forecast”) set out in the Company’s Q2 earnings announcement dated 23 July 2012. The bases and assumptions upon which the Profit Forecast is based are set out in the appendix hereto. This report is required by Rule 28.3(a) of the Irish Takeover Panel Act 1997, Takeover Rules, 2007 (as amended) (the “Rules”) and is given for the purpose of complying with that rule and for no other purpose.

Responsibilities

It is the responsibility of the directors of the Company (“the Directors”) to prepare the Profit Forecast in accordance with the requirements of the Rules.

It is our responsibility to form an opinion as required by the Rules as to the proper compilation of the Profit Forecast and to report that opinion to you.

Save for any responsibility that we may have to those persons to whom this report is expressly addressed, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with, this report.

Basis of preparation of the Profit Forecast

The Profit Forecast has been prepared on the basis stated within the Report and is based on the unaudited interim financial results for the six months ended 30 June 2012, the unaudited management accounts for the six months ended 30 June 2012 and a forecast to 31 December 2012. The Profit Forecast is required to be presented on a basis consistent with the accounting policies of the Group.

Basis of opinion

We conducted our work in accordance with Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included evaluating the basis on which the historical financial information included in the Profit Forecast has been prepared and considering whether the Profit Forecast has been accurately computed based upon the disclosed assumptions and the accounting policies of the Group. Whilst the assumptions upon which the Profit Forecast are based (the “Assumptions”) are solely the responsibility of the Directors, we considered whether anything came to our attention to indicate that any of the Assumptions, which, in our opinion, are necessary for a proper understanding of the Profit Forecast have not been disclosed or if any material Assumption appears to us to be unrealistic.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Profit Forecast has been properly compiled on the basis stated.

Since the Profit Forecast and the Assumptions on which it is based relate to the future and may therefore be affected by unforeseen events, we can express no opinion as to whether the actual results reported will correspond to those shown in the Profit Forecast and differences may be material.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States of America or other jurisdictions and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion, the Profit Forecast has been properly compiled on the basis of the Assumptions as set within the Report and the basis of accounting used is consistent with the accounting policies of the Group.

Yours faithfully,

Ernst & Young LLP

Report of Morgan Stanley & Co. Limited and

Citigroup Global Markets Limited on Eaton Profit Forecast

Morgan Stanley & Co. Limited	Citigroup Global Markets Limited

Registered in England and Wales, Number 2164628. Authorised and regulated by the Financial Services Authority	Registered in England, Number 1763297. Authorised and regulated by the Financial Services Authority
Registered office	Registered office.
25 Cabot Square	Citigroup Centre
Canary Wharf	Canada Square
London El4 4QA	Canary Wharf
United Kingdom	London E14 5LB
United Kingdom

23 July 2012

The Directors

Eaton Corporation

Eaton Centre

Cleveland, Ohio 44114-2584

USA

Attention: Alexander M. Cutler, Chairman and

Chief Executive Officer; President

Dear Sirs

Proposed Acquisition of Cooper Industries plc (“Cooper”) by Eaton Corporation (“Eaton”)

Citigroup Global Markets Limited and Morgan Stanley & Co. Limited (together, “we”) refer to the profit forecasts comprising the statements made by Eaton in respect of the operating earnings per share and net income per share, for the year ending December 31, 2012 (the “Profit Forecast”) set out in Eaton’s Q2 earnings announcement dated 23 July 2012. The bases and assumptions upon which the Profit Forecast is based are set out in the Letter (as defined below) and will be included in the Proxy Filing to be issued by Eaton and sent to Cooper shareholders.

We have discussed the Profit Forecast (including the bases and assumptions on which it is made) with you as Directors of Eaton and with Ernst & Young LLP (“Ernst & Young”), Eaton’s reporting accountants. You have confirmed to us that all information relevant to the Profit Forecast has been disclosed to us.

We have also examined and discussed the accounting policies and bases of calculation for the Profit Forecast with you as Directors of Eaton and with Ernst & Young. We have also considered the letter from Ernst & Young dated 23 July 2012 addressed to yourselves and ourselves on this matter (the “Letter”). We have relied upon the accuracy and completeness of all of the financial and other information discussed with us and have assumed such accuracy and completeness for the purposes of providing this letter to you.

This letter is provided solely to the Directors of Eaton in connection with Rule 28 of the Irish Takeover Panel Act, 1997, Takeover Rules 2007 (as amended) and for no other purpose. Accordingly, save for any responsibility that we may have to the Directors of Eaton to whom this letter is expressly addressed, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any person for any loss suffered by any such person as a result of or in connection with this letter or the work undertaken in connection with this letter.

On the basis of the foregoing, each of us considers that the Profit Forecast, for which the Directors of Eaton are solely responsible, has been made with due care and consideration.

Each of Morgan Stanley & Co. Limited and Citigroup Global Markets Limited has given and not withdrawn its consent to the publication of the Profit Forecast with the inclusion of this letter and the references to its name in the form and context in which they appear.

Yours faithfully,

Colm Donlon Managing Director For and on behalf of Morgan Stanley & Co. Limited	Basil Geoghegan Managing Director For and on behalf of Citigroup Global Markets Limited

Cooper Profit Forecast

Profit Forecast including Bases and Assumptions

1. General

Cooper Industries plc made the following public statement on May 2, 2012 within its first quarter earnings release: “For 2012, we are raising our guidance for earnings per share from continuing operations to a range of $4.25 to $4.40, up from $4.15 to $4.35, based on the stronger underlying demand in the industrial and utility markets and a book-to-bill ratio of 108%. This guidance assumes full-year total revenue growth of 6 to 8 percent and core revenue growth of 5 to 7 percent.”

Earnings per share from continuing operations is defined as income from continuing operations divided by weighted average diluted shares. Weighted average diluted shares is calculated by adding incremental shares from assumed conversions of stock options, performance shares and restricted stock awards to the weighted average basic shares outstanding.

The statement above regarding earnings per share from continuing operations for the year ending December 31, 2012 constitutes a profit forecast (“Cooper Profit Forecast”) for the purposes of Rule 28 of the Irish Takeover Rules (Irish Takeover Panel Act, 1997 Takeover Rules, 2007).

On July 25, 2012, in its second quarter earnings release, Cooper Industries plc stated that, because of the previously announced transaction with Eaton Corporation, Cooper Industries plc has suspended providing earnings guidance updates.

2. Basis of preparation

The Cooper Profit Forecast has been prepared on a basis consistent with the accounting policies adopted by Cooper which are in accordance with U.S. GAAP and those adopted in the preparation of the interim financial statements for the three months ended March 31, 2012, and those expected to be adopted in the financial statements for the year ending December 31, 2012.

The Cooper Profit Forecast was based on the interim unaudited accounts for the three months ended March 31, 2012 and a forecast for the nine months ending December 31, 2012 and on the basis that the proposed acquisition by Eaton Corporation does not complete before December 31, 2012 and excludes any costs related to the completion of the acquisition.

The Cooper Profit Forecast assumes the results will not be materially impacted by acquisitions or disposals of businesses not previously disclosed.

3. Assumptions

The Cooper Directors have approved the Cooper Profit Forecast on the basis of the following assumptions:

Specific assumptions adopted by the Cooper Directors

•

End markets and hence sales earned by Cooper will grow over the levels achieved in 2011 overall by 6% to 8% for all of 2012. Revenues will be favorably impacted by acquisitions currently completed and not included in prior year revenues by 2.6%. Revenues will be unfavorably impacted by changes in currency rates compared to prior year by 0.5%. The assumed growth rates by segment are for Energy and Safety Solutions Segment growth for 2012 of 7% to 9% and for Electrical Products Group Segment growth for 2012 of 5% to 7%.

•	Total segment operating margins for 2012 will be between 16% and 17%, and incremental margin will be between 21.5% and 22.5% overall.

•	There will be no material share repurchases, or issuances, in determining weighted average number of diluted shares.

Factors outside the influence or control of the Cooper Directors

•

There will be no changes beyond what has already been contemplated, in general trading conditions, economic conditions, competitive environment or levels of demand, in the countries in which Cooper operates or trades which would be materially affect Cooper’s business.

•	There will be no material cancellations in respect of orders currently placed with Cooper.

•

There will be no business interruptions that materially affect Cooper, its major suppliers or major customers by reason of technological faults, natural disasters, industrial disruption, civil disturbance or government action.

•	There will be no material changes in the price of raw materials, freight, energy, and labor costs.

•	There will be no changes in exchange rates, interest rates, bases of taxes, legislative or regulatory requirements that would have a material impact on Cooper.

Report of Ernst & Young LLP on Cooper Profit Forecast

13 September 2012

The Directors

Cooper Industries plc

600 Travis St # 5600,

Houston, TX 77002

USA

Goldman, Sachs & Co.

200 West Street

New York, NY 10282

USA

Dear Sirs

We report on the profit forecast comprising the earnings per share from continuing operations (“EPS”) of Cooper Industries plc (the “Company”) and its subsidiaries (together the “Group”) for the year ending 31 December 2012 (the “Profit Forecast”). The Profit Forecast, and the material assumptions upon which it is based, are set out on pages 286 to 287 of the Scheme Document (the “Document”) issued by the Company dated 14 September 2012. This report is required by Rule 28.3(a) of the Irish Takeover Panel Act 1997, Takeover Rules 2007 (as amended) (the “Rules”) and is given for the purpose of complying with that rule and for no other purpose.

Accordingly we assume no responsibility in respect of this report to the Offeror or any person connected to, or acting on concert with, the Offeror or to any other person who is seeking or may in future seek to acquire control of the Company (an “Alternative Offeror”) or to any other person connected to, or acting in concert with, an Alternative Offeror.

Responsibilities

It is the responsibility of the directors of the Company (“the Directors”) to prepare the Profit Forecast in accordance with the requirements of the Rules.

It is our responsibility to form an opinion as required by the Rules as to the proper compilation of the Profit Forecast and to report that opinion to you.

Basis of preparation of the Profit Forecast

The Profit Forecast has been prepared on the basis stated on page 286 of the Scheme Document and is based on the unaudited interim financial results for the three months ended 31 March 2012, the unaudited management accounts for the nine months ended 31 December 2012 and a forecast to 31 December 2012. The Profit Forecast is required to be presented on a basis consistent with the accounting policies of the Group.

Basis of opinion

We conducted our work in accordance with Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included evaluating the basis on which the historical financial information included in the Profit Forecast has been prepared and considering whether the Profit Forecast has been accurately computed based upon the disclosed assumptions and the accounting policies of the Group. Whilst the assumptions upon which the Profit Forecast are based are solely the responsibility of the Directors, we considered whether anything came to our attention to indicate that any of the assumptions adopted by the

Directors which, in our opinion, are necessary for a proper understanding of the Profit Forecast have not been disclosed or if any material assumption made by the Directors appears to us to be unrealistic.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Profit Forecast has been properly compiled on the basis stated.

Since the Profit Forecast and the assumptions on which it is based relate to the future and may therefore be affected by unforeseen events, we can express no opinion as to whether the actual results reported will correspond to those shown in the Profit Forecast and differences may be material.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States of America or other jurisdictions and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion, the Profit Forecast has been properly compiled on the basis of the assumptions made by the Directors and the basis of accounting used is consistent with the accounting policies of the Group.

Yours faithfully

Report of Goldman Sachs & Co. on Cooper Profit Forecast

200 West Street | New York, New York 10282

Tel: 212-902-1000 | Fax: 212-902-3000

The Directors

Cooper Industries plc

Unit F10, Maynooth Business Campus

Maynooth

Ireland

September 13, 2012

Attention: David A. Barta, Senior Vice President and Chief Financial Officer

Dear Sirs,

Proposed Acquisition of Cooper Industries plc (“Cooper”) by Eaton Corporation

We refer to the profit forecast comprising the statements made by Cooper in respect of earnings per share for continuing operations for the year ending 31 December 2012 set out in Cooper’s Q1 earnings announcement dated 2 May 2012 (the “Profit Forecast”).

We have discussed the Profit Forecast and the bases and assumptions on which it is made with the directors and officers of Cooper and with Ernst & Young LLP (“Ernst & Young”), Cooper’s auditors. We have also discussed the accounting policies and bases of calculation for the Profit Forecast with the directors and officers of Cooper and with Ernst & Young. We have also considered Ernst & Young’s letter of today’s date addressed to you and us on this matter. You have confirmed to us that all information material to the Profit Forecast has been disclosed to us. We have relied on the accuracy and completeness of all the financial and other information disclosed to us and have assumed such accuracy and completeness for the purpose of rendering this letter.

On the basis of the foregoing, we consider that the Profit Forecast, for which you as directors of Cooper are solely responsible, has been made with due care and consideration.

This letter is provided to you solely in connection with Rule 28 of the Irish Takeover Panel Act, 1997, Takeover Rules 2007 (as amended) and for no other purpose. No person other than the directors of Cooper can rely on the contents of this letter and, to the fullest extent permitted by law, we exclude all liability to any other person other than the directors of Cooper in respect of this letter or the work undertaken by us in connection with this letter.

Yours faithfully,

Goldman, Sachs & Co.